NEURAXIS, INC.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Cindy Polynice

Re:	Neuraxis, Inc.
Registration Statement on Form S-1, File No. 333-269179

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 14, 2023

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Neuraxis, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-269179), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 pm Eastern time on February 14, 2023, or as soon thereafter as possible.

Please contact our counsel, Lahdan S. Rahmati of Lucosky Brookman LLP at (310) 948-9968 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Rahmati by telephone when this request for acceleration has been granted.

Sincerely yours,

NEURAXIS, INC.

/s/ Brian Carrico
Brian Carrico
Chief Executive Officer